

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Matthew C. Schroeder
Executive Vice President and Chief Financial Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

      Re: **Rite Aid Corporation**
                 Form 8-K
                 Exhibit No. 2.1
                 Filed November 16, 2020
                 File No. 001-05742

Dear Mr. Schroeder:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                  Sincerely,

                                  Division of Corporation Finance